

November 29, 2021

Dania Echemendia
President
USA Opportunity Income Fund, Inc.
404 Ave Constitucion # 208
San Juan, PR 00901

> **Re: USA Opportunity Income Fund, Inc.**
> **Offering Statement on Form 1-A**
> **Filed November 2, 2021**
> **File No. 024-11699**

Dear Ms. Echemendia:

We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

Regulation A Offering Circular on Form 1-A filed on November 2, 2021

We could be materially and adversely affected if we are deemed to be an investment company under the Investment Company Act, page 27

1. We note your disclosure that the Fund intends to avoid becoming subject to the Investment Company Act of 1940. Please provide a detailed analysis explaining whether you believe the Fund's activities – as described in the Offering Circular – would result in the Fund meeting the definition of an investment company under Section 3(a)(1) of the 1940 Act. As part of your response, please include an analysis of any exemptions under the 1940 Act which you rely upon. To the extent that the Fund intends to rely on the exception from the definition of "investment company" provided by Section 3(c)(1) of the 1940 Act, please explain how the Fund, which is conducting a public offering of securities under Regulation A, is eligible to rely on this exception for private offerings. To the extent that the Fund intends to rely on the exemption provided by Section 3(c)(5)(C), please explain how the Fund's business activities and redemption policy are consistent with the

eligibility requirements of that section. Please note that we may refer your response to the Division of Investment Management for review.

We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. We also remind you that, following qualification of your Form 1-A, Rule 257 of Regulation A requires you to file periodic and current reports, including a Form 1-K which will be due within 120 calendar days after the end of the fiscal year covered by the report.

Please contact Julia Griffith at 202-551-3267 or Susan Block at 202-551-3210 with any questions.

Sincerely,

Division of Corporation Finance
Office of Finance